

07007573

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAY 29 2007 WASH. D.C. 210

SEC FILE NUMBER
8-53089

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/06 (MM/DD/YY) AND ENDING 03/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Legg Mason Investor Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Light Street
(No. and Street)

Baltimore	MD	21202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Theresa P. McGuire 410-454-3640
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers, LLP
(Name – *if individual, state last, first, middle name*)

250 W. Pratt Street	Baltimore	MD	21201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 13 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Theresa P. McGuire, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Legg Mason Investor Services, LLC, as of March 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public 10/08

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEGG MASON INVESTOR SERVICES, LLC
(a wholly owned subsidiary of Legg Mason, Inc.)
TABLE OF CONTENTS



PricewaterhouseCoopers LLP
250 West Pratt St.
Suite 2100
Baltimore MD 21201-2304
Telephone (410) 783 7600
Facsimile (410) 783 7680

Report of Independent Auditors

To the Board of Directors and Member of
Legg Mason Investor Services, LLC:

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Legg Mason Investor Services, LLC (the "Company") at March 31, 2007 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Baltimore, Maryland
May 25, 2007

LEGG MASON INVESTOR SERVICES, LLC
(a wholly owned subsidiary of Legg Mason, Inc.)
BALANCE SHEET
March 31, 2007
(Dollars in thousands)

Assets		
Cash and cash equivalents	$	61,351
Receivables:		
Distribution and service fees		48,160
Income taxes		1,065
Other		755
Deferred sales commissions		44,870
Property and equipment, net		49
Goodwill		44
Other		393
Total Assets	**$**	**156,687**
Liabilities and Member's Equity		
Liabilities:		
Payables:		
Distribution fees	$	39,415
Payable to Parent and affiliate		3,844
Other		12,898
Other liabilities		2,017
Total Liabilities		**58,174**
Commitments and Contingencies (Note 5)		
Member's Equity		**98,513**
Total Liabilities and Member's Equity	**$**	**156,687**

See accompanying notes to financial statements

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation
Legg Mason Investor Services, LLC (the "Company"), a registered broker-dealer under the Securities and Exchange Act of 1934, is a wholly owned subsidiary of Legg Mason, Inc. (the "Parent"). The Company is a member of the National Association of Securities Dealers, Inc. ("NASD") and is principally engaged in mutual fund underwriting activities. The Company also acts as the principal underwriter and distributor of Section 529 Plans and acts as a mutual fund retailer through its Funds Investor Services division.

Use of Estimates
The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make assumptions and estimates that affect the amounts reported in the financial statements and accompanying notes, including deferred sales commissions and income taxes. Actual amounts could differ from those estimates and the differences could have a material impact on the financial statements.

Cash Equivalents
Cash equivalents consist of highly liquid investments that, when purchased, have an original maturity of 90 days or less.

Fair Value
The Company believes that substantially all of its financial assets and liabilities are carried at fair value or at amounts, which because of their short-term nature, approximate current fair value.

Deferred Sales Commissions
Commissions paid to financial intermediaries in connection with sales of certain classes of Parent-sponsored mutual funds are capitalized as deferred sales commissions. The asset is amortized over periods not exceeding six years, which represent the periods during which commissions are generally recovered from distribution and service fee revenues and from contingent deferred sales charges ("CDSC") received from shareholders of those funds upon redemption of their shares. CDSC receipts are recorded as revenue when received, with a corresponding expense and a reduction of the unamortized balance of deferred sales commissions.

Management periodically tests the deferred sales commission asset for impairment by reviewing changes in value of the related shares, the relevant market conditions and other events and circumstances that may indicate an impairment in value has occurred. If these factors indicate an impairment in value, management compares the carrying value to the estimated undiscounted cash flows expected to be generated by the asset over its remaining life. If management determines that the deferred sales commission asset is not fully recoverable, the asset will be deemed impaired and a loss will be recorded in the amount by which the recorded amount of the asset exceeds its estimated fair value. For the year ended March 31, 2007, no impairment charges were recorded.

2. Property and Equipment

As of March 31, 2007, property and equipment consisted of the following:

Technology equipment	$ 204
Furniture and fixtures	14
Internally developed software	26
Communications systems and equipment	121
Property and equipment	365
Less: accumulated depreciation	(316)
Property and equipment, net	$ 49

3. Related Party Transactions

The Payable to Parent and affiliate is non-interest bearing and is settled quarterly. The amount outstanding at March 31, 2007 represents income taxes payable to the Parent of $952 and payroll and other operational expenses paid on behalf of the Company by an affiliate, net of a reimbursement due from an affiliate for marketing and distribution services.

4. Employee Benefits

The Parent maintains a defined contribution plan in which the Company's employees are eligible to participate. The Parent can make two types of discretionary contributions: 1) a profit sharing contribution to eligible Plan participants based on a percentage of qualified compensation; and 2) a 50% match of employee 401(k) contributions up to 6% of employee compensation with a maximum of five thousand dollars per year.

The Parent has a qualified Employee Stock Purchase Plan in which the Company's employees are eligible to participate. Shares of common stock are purchased in the open market on behalf of participating employees, subject to a 4.5 million total share limit under the plan. Purchases are made through payroll deductions and the Parent provides a 10% contribution towards purchases, which is charged to earnings.

5. Commitments and Contingencies

The Company has office space in facilities leased by a subsidiary of the Parent, for which the Parent provides a guarantee. The Company's minimum aggregate rental under its month-to-month arrangement with the subsidiary approximates $302, if the arrangement continues through the end of the subsidiary's lease term of 2009.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred.

6. Income Taxes

The Company has elected to be included in the consolidated federal income tax return with the Parent and files separate state income tax returns. The Company's allocable share of federal income taxes is recorded as a provision for income taxes and Payable to Parent. Its separate state income taxes are recorded as a provision for income taxes and Income Taxes Payable. Amounts paid to state taxing authorities in excess of the provision for state income taxes are reflected as Income taxes receivable on

the Balance Sheet. The provision for federal income taxes is determined as if the Company filed a separate return.

The Company's effective income tax rate differs from the statutory federal tax rate primarily as a result of state income taxes and non-deductible expenses.

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements. At March 31, 2007, the Company had a deferred tax asset of $10 related to accrued employee benefits.

7. Regulatory Requirements

The Company is subject to the requirements of the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital of $25 or 6-2/3% of total aggregate indebtedness, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (1500%). Net capital and the related ratio of aggregate indebtedness to net capital, as defined, may fluctuate on a daily basis.

At March 31, 2007, the Company had net capital, as defined, of $20,875, which exceeded the required net capital by $18,258. The Company's percentage of net capital to aggregate indebtedness was 188%.

The Company is not required to file a Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements schedule as it claims exemption from Rule 15c3-3 under Paragraph (k)(2)(i) of the Rule. The Company has established a Special Reserve Account as required by Rule 15c3-3.



PricewaterhouseCoopers LLP
250 West Pratt Street
Suite 2100
Baltimore MD 21201-2304
Telephone (410) 783 7600
Facsimile (410) 783 7680

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Member of Legg Mason Investor Services, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Legg Mason Investor Services, LLC (the "Company") as of and for the year ended March 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Baltimore, Maryland
May 25, 2007

END